

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via E-mail
Craig Ellins
Chief Executive Officer
Growblox Sciences, Inc.
7251 West Lake Mead Blvd, Suite 300
Las Vegas, Nevada 89128

>   **Re: Growblox Sciences, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 25, 2014**
>   **File No. 333-197646**

Dear Mr. Ellins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note in the risk factor titled "Federal law prohibits the use of cannabis for the purposes in which the Company expects to engage" at page 8 your statement that "[i]n the event federal law prohibits the Company from developing its business plan, it is likely the business will fail and investors in this offering will lose their investments." Please revise this statement to clarify whether federal law prohibits the company from developing its business plan. Please also clearly state in the prospectus summary whether you believe the company's current and intended business as described in the prospectus violates federal law.

2.   Please revise your filing to include all information required by Form S-1. For example, please revise to include the information required by Item 404 of Regulation S-K.

3.   You indicate at page 46 that Mr. Ellins received 12,500,000 shares of common stock in exchange for certain Growblox assets. We also note that the beneficial ownership table at page 24 shows that Mr. Ellins holds 8,500,000 shares. Please revise to explain the apparent inconsistency.

Prospectus Cover Page

4.   Please revise to clarify the transactions that you intend to register pursuant to this registration statement. For example, it is not clear whether you are registering the resale of the shares underlying outstanding warrants. In that regard, such shares are referenced in your Calculation of Registration Fee Table, and are referenced on your prospectus cover page, but are not included in the share total at the top of your prospectus cover page, and are not addressed in your Selling Stockholders table at page 25.

5.   Please clarify throughout your filing whether the registrant is incorporated in Nevada or Delaware. For example, you indicate on the registration statement cover page that the registrant is incorporated in Nevada, and on page 3 you refer to the company as a Nevada corporation. However, you disclose at page 6 that the registrant is a Delaware corporation.

Our Business, page 6

6.   We note you disclose that you plan to cultivate and produce medical grade cannabis and research medical treatments from cannabis extracts. You also refer to medical-grade products as "valuable medicines." Please expand your disclosures to address how your disclosures conflict with the federal government's policy and regulations. In that regard, we note your disclosure at page 20 that the policy and regulations of the federal government and its agencies is that cannabis has no medical benefit.

Business Strategy, page 17

7.   Please expand the discussion of your business strategy to explain when you expect to first recognize revenue from each of the programs you have described.

Risk Factors, page 8

8.   Please revise your Risk Factors disclosure to tailor the disclosure to the registrant. For example, we note the references at page 9 to "Units" sold in the offering, but your disclosure elsewhere in the filing indicates that the selling shareholders are offering shares of common stock. As another example, at page 10 you reference operations in Angola and other countries, but other disclosure throughout your filing does not suggest that you intend to conduct operations outside of the United States.

9.   We note your disclosure at page 18 regarding your application to the State of Nevada. Please add risk factor disclosure regarding the risk that such application may not be approved, or that any such approval may be delayed. In the alternative, please tell us why this does not present a material risk.

10.   Please add risk factor disclosure regarding the dilutive effect of outstanding warrants and convertible notes, or tell us why you believe that this does not present a material risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Plan of Operation, page 13

11.   We note your disclosure that the fact that you have generated operating losses in the past raises doubt about your ability to continue as a going concern. Please disclose the amount of capital you need to raise to pursue your plan of operations during the next 12 months.

12.   Please identify your partner(s) in GB Sciences Nevada, LLC, and describe the material terms of the agreement with them.

Business, page 17

13.   Expand your disclosures to describe the "virtual pharma" strategy and "traditional pipeline approach" that you reference at page 17.

Competition, page 18

14.   Please provide third party independent support for your assertion that your "unique technology and processes [are] designed to provide a more consistent, higher quality product than [your] competition, who will be using more conventional methodologies."

Management, page 21

Executive Officers and Directors, page 21

15.   For each executive officer and director, please provide the information required by Item 401 of Regulation S-K.

Selling Stockholders, page 25

16.   You state that your "common stock is not currently quoted in any current quotation medium" at page 25 but you also indicate elsewhere that your common stock is quoted on the OTC Market QB. We also note that you state that your stock is quoted on the OTC Bulletin Board page 17. Please revise your filing to clarify.

17.   You indicate at page 25 that your table sets forth the percentage of the class of common stock owned by each of the selling stockholders, and the way in which the stock was acquired. However, the table does not provide such information. Please revise.

18.   For each entity, please identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by that shareholder. For guidance, please refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

19.   Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If a selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, please indicate that such selling shareholder is an underwriter.

Financial Statements, page 32

General

20.   Please review your financial statements and footnotes for clerical accuracy and internal consistency. For example, the tabular disclosures on page 40 do not appear provide consistent information and do not appear to be mathematically accurate.

Statements of Operations, page 35

21.   We note that you present stock compensation as a line item within operating expenses. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to SAB Topic 14F.

Notes to Financial Statements, page 38

Note 3 – Summary of Significant Accounting Policies, page 38

22.   Please revise your discussion of significant accounting policies regarding revenue recognition. Your revised disclosure should be tailored to address revenue recognition for your current lines of business. Refer to SAB Topic 13.

Note 6 – Convertible Notes and Warrants, page 42

23. Disclosure in your filing states that, as a result of term modifications, your convertible notes will no longer be carried at fair market value. However, it appears that you continue to present a line item captioned "Convertible notes from shareholders, at fair value" on the face of your balance sheet. Please revise to address this apparent inconsistency.

24. We note that you recognized a loss on loan modification during the fiscal year ended March 31, 2014. Please expand your disclosure to provide a detailed description of your application of the authoritative accounting guidance in the context of the modification of the terms of this loan.

Note 7 – Capital Transactions, page 43

25. Your disclosure indicates that you entered into a definite agreement to acquire certain assets in March 2014. Please provide us with your analysis of FASB ASC 805-10 in determining whether this transaction was an acquisition of assets or a business.

Exhibits

26. Please file all exhibits required by Item 601(b)(10) of Regulation S-K. For example, please file your amended articles of incorporation reflecting your name change, the instruments defining the rights of holders of your debt, and the required interactive data file.

27. Please file the operating agreement for GB Sciences Nevada, LLC and your supply agreement for containers from China, or tell us why you do not believe that you are required to file them. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 23.1

28. Please obtain a revised consent from your independent accountant as the consent filed with your Form S-1 does not appear to appropriately reference the periods for which assurance is provided. In addition, the consent filed with your Form S-1 states that the report issued by your independent accountant expresses a qualified opinion, but this does not appear to be the case.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director